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19008043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowroot Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1755
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Santos (310) 566-5865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.	Santa Monica	California	90404
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

Roberto Francisco Santos

I, Robert Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowroot Partners, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A D. RICHARDSON

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28TH day of FEBRUARY, 20 19, by ROBERTO FRANCISCO SANTOS, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

(Seal)

Signature a. d. Richr

A D. RICHARDSON
COMM. 2187868
NOTARY PUBLIC CALIFORNIA
Los Angeles County
My Comm. Expires April 20, 2021

A D. RICHARDSON
COMM. 2187868
NOTARY PUBLIC CALIFORNIA
Los Angeles County
My Comm. Expires April 20, 2021

QRS-1

COMM. 2187666

NOTARY PUBLIC CALIFORNIA

Los Angeles County

My Comm. Expires April 20, 2021

1-SHF

ARROWROOT PARTNERS, LLC
(A wholly-owned subsidiary of Vitreous Partners Holdings, LLC)

Report Pursuant to Rule 17a-5(d)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2018
(with supplementary information)

TABLE OF CONTENTS

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

To the Member
Arrowroot Partners, LLC
Santa Monica, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arrowroot Partners, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2017, were audited by other auditor whose report dated March 5, 2018, expressed an unqualified opinion on those statements.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers during the fiscal year ended December 31, 2018 due to the adoption of the new revenue recognition standard. The Company adopted the new revenue recognition standard using a modified retrospective approach.

We also have audited the adjustment to the 2017 financial statements using a modified retrospective approach to apply the change in method of accounting for revenue from contracts with customers, as described in Note 2. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Related Party Transactions

As more fully described in Note 3, the Company has entered in to an expense sharing agreement with its Parent and the Parent has the ability to influence the nature and extent of some of the costs incurred by the Company. The operating results or the financial position of the Company could have been significantly different if the Company was autonomous.

Auditor's Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
February 28, 2019

ARROWROOT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
Cash	$	20,312
Accounts receivable, net		4,000
Prepaid expenses		980
Fixed assets, net		15,562
TOTAL ASSETS	$	40,854
LIABILITIES		
Accounts payable and other liabilities	$	3,179
Contract liabilities		4,000
TOTAL LIABILITIES		7,179
Contingencies		
Member's equity		33,675
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	40,854

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Commission fees	$	1,213,065
M&A advisory fees		343,000
Other fees		33,500
TOTAL REVENUES		1,589,565
OPERATING EXPENSES		
Bad debt expense		96,500
Depreciation expense		4,159
Filing fees		5,340
Payroll and related costs		224,437
Professional fees		25,321
Registered rep- non-executive compensation		1,171,072
Rent		12,888
Other expenses		84,370
TOTAL OPERATING EXPENSES		1,624,087
OTHER INCOME (EXPENSE)		
Loss on retirement of equity securities		(8,827)
NET LOSS	$	(43,349)

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance as of December 31, 2017	$	55,888
Adjustment to opening balance for change in accounting principle (Note2)		(94,000)
Adjusted opening balance as of January 1, 2018		(38,112)
Capital Contributions		115,136
Net Loss		(43,349)
Balance as of December 31, 2018	$	33,675

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (43,349)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	4,159
Allowance for bad debt	96,500
Loss on retirement of equity securities	8,827
Changes in operating assets and liabilities:	
Accounts Receivable	(82,000)
Prepaid expenses	(896)
Accounts payable and other liabilities	(22,760)
Contract liabilities	(90,000)
NET CASH USED IN OPERATING ACTIVITIES	(138,345)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(3,717)
NET CASH USED IN INVESTING ACTIVITIES	(3,717)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	115,136
NET CASH PROVIDED BY FINANCING ACTIVITIES	115,136
NET DECREASE IN CASH	(18,100)
Cash at beginning of year	38,412
Cash at end of year	$ 20,312

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2018

NOTE 1 - Organization

Arrowroot Partners, LLC (the "Company") is a California Limited Liability Company formed on August 5, 2014. The Company is a wholly-owned subsidiary of Vitreous Partners Holdings, LLC ("Parent"). The Company will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on August 21, 2015. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) private placements of securities; and (2) merger and acquisition ("M&A") advisory services. The Company derives revenue primarily from merger and acquisition advisory services fees and commission fees earned through the private placement of securities. The Company has offices in Santa Monica, California and Chicago, Illinois.

NOTE 2 - Summary of Significant Accounting Policies

Liquidity and Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has experienced recurring losses and negative operating cash flows. Its continued existence depends upon the ability and willingness of its Parent to fund future negative cash flows and attain profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan is to obtain capital from the Company's Parent.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable consist of amounts due from customers for M&A services. The Company's estimates the allowance for doubtful accounts based on review and analysis of specific balances that may not be collectible. Accounts are considered for write-off when they become past due and it is determined that the probability of collection is remote.

Activity in the allowance for doubtful accounts was as follows:

Balance at December 31, 2017	$	-
Write offs		11,500
Provisions		(96,500)
Balance at December 31, 2018	$	(85,000)

Fixed Assets
Fixed assets are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2018.

Revenue Recognition
M&A fees are contingent on, and are recognized upon, the successful completion of a transaction or when a transaction is otherwise concluded. M&A fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at fair value at the successful completion of the transaction. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

NOTE 2 - Summary of Significant Accounting Policies – Revenue Recognition (continued)

Other fees are recognized over the period which the services are performed in accordance with the terms of the related agreement.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The Company adopted Topic 606 in January 2018 under a modified retrospective approach. As a result of adopting Topic 606, non-refundable deposits in connection with M&A assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Prior to January 2018, non-refundable deposits were recognized in revenues in accordance with the terms of the respective contracts.

The following table summarizes the effects of adopting Topic 606 on the Company's financial statements for the year beginning January 1, 2018 as an adjustment to the opening balance:

		Balance as of December 31, 2017		Adjustment from Topic 606		Opening balance as of January 1, 2018
Liabilities:						
Contract liabilities	$	-	$	94,000	$	94,000
Member's Equity (Deficit)	$	55,888	$	(94,000)	$	(38,112)

Contract Liabilities

A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2017 were $94,000. During the year ended December 31, 2018, the Company received $133,000 of payments in advance of performing service and recognized $223,000 as revenue. Total contract liabilities as of December 31, 2018 were $4,000.

Income Taxes

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2014 and onwards.

Concentrations of Credit Risk

Amounts held in financial institutions occasionally are in excess of federally insured limits. The company deposits its cash in high quality financial institutions, and management believes the company is not exposed to significant credit risk on those amounts.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments primarily consist of cash, accounts receivable, accounts payable and other liabilities. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to their short-term nature.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying financial statements.

NOTE 3 – Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with its Parent. Pursuant to the terms of the Agreement, the Parent has assumed some of the costs incurred by it on behalf of the Company. Because of the nature of their relationship, the Company's Parent has the ability to influence the nature and extent of some of the costs incurred by the Company. The operating results or the financial position of the Company could have been significantly different if the Company was autonomous.

The terms of the Agreement stipulate that the Parent provides for certain operating expenses. Some of the operating expenses incurred, such as rent for the Santa Monica office, are paid by the Parent and reimbursed by the Company by a monthly payment of $500. For the year ended December 31, 2018, $6,000 was reimbursed to the Parent and was recorded as rent expense.

Pursuant to the terms of the Agreement, the Company has no obligation to any third party for the costs assumed by the Parent. The Parent is solely responsible for any amount related to costs incurred by it on behalf of the Company.

NOTE 4 – Litigation

In November 2018, the Company filed a complaint against one of its former customers seeking damages for breach of contract. In January 2019, the customer filed a cross complaint also for breach of contract by the Company. The Company is continuing to prosecute its claim and defend the counterclaim. At this time, the Company is unable to estimate the potential outcome of this proceeding. At December 31, 2018, the Company recorded an allowance for doubtful accounts of $85,000 for accounts receivable from this former customer.

The Company is party to Litigation arising in the ordinary course of business. It is management's opinion that the outcome of such matters will not have a material effect on the Company's financial statements; however, the results of litigation and claims are inherently unpredictable.

NOTE 5 - Net Capital Requirement

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2018, the Company had a net capital of $13,133 which was $8,133 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $3,179 to net capital ratio was 0.24 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 6 – Exemption from the SEC Rule 15c3-3

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities. Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 7 –Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued. Subsequent to year end December 31, 2018, the parent Company contributed $16,000 in capital. Except for such contribution, there were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

ARROWROOT PARTNERS, LLC
COMPUTATION OF NET CAPITAL PUSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2018
SCHEDULE I

COMPUTATION OF NET CAPITAL		
Member's equity	$	33,675
Deductions and/or charges (Non-Allowable Assets):		
Accounts receivable		(4,000)
Prepaid expenses		(980)
Fixed assets		(15,562)
NET CAPITAL	$	13,133
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of total aggregate indebtedness		212
Minimum dollar net capital requirement of broker and dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	8,133
*Excess net capital at 1,000%	$	7,133
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	3,179
TOTAL AGGREGATE INDEBTEDNESS		3,179
Ratio: aggregate indebtedness to net capital deficit		0.24 : 1

*Net capital less the greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Net Capital Reported on FOCUS IIA as of December 31, 2018	$	17,133
Change in equity**		(88,083)
Change in deduction for non-allowable assets***		84,083
Net Capital per Audited Report	$	13,133

**Primarily related to change in accounting principle, see Note 2
***Primarily related to adjustment to allowance for doubtful accounts

ARROWROOT PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2018
SCHEDULE II

A computation of reserve requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC
INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2018
SCHEDULE III

Information relating to possession or control requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON REVIEW OF EXEMPTION REPORT

To the Member
Arrowroot Partners, LLC
Santa Monica, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which Arrowroot Partners, LLC (the "Company") (1) identified the provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.
Santa Monica, California
February 28, 2019

ARROWROOT PARTNERS
100 Wilshire Blvd | Suite 1830 | Santa Monica, CA 90401 | USA |

Gumbiner Savett Inc

1723 Cloverfield Blvd.

Santa Monica, CA 90404

Regarding: **SEA Rule 17a-5(d)(4) Exemption Report** **January 22, 2019**

To Whom It May Concern:

Purusant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), Arrowroot Partners, LLC does not hold customer funds or safekeep customer securities.

The firm of Arrowroot Partners, LLC met the Section 204, 15C3-3 (k)(2)(i) exemption for the period January 1, 2018 to December 31, 2018.

All the best,

Robert Santos, CEO & CCO

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

To the Member
Arrowroot Partners, LLC
Santa Monica, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Arrowroot Partners, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Arrowroot Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United Stated) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III ("Financials") for the year ended December 31, 2018 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting the following difference:

	Amount
Total revenue per Financials	$1,589,565
Total revenue per Form SIPC-7	1,490,737
Difference	$ 98,828

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Santa Monica, California
February 28, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Arrowroot Partners, LLC
CRD#173085
100 Wilshire Blvd, Suite 1830
Santa Monica, CA 90401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott P. Tarra (949) 338-8192

2. A.	General Assessment (item 2e from page 2)	$2,249
B.	Less payment made with SIPC-6 filed (exclude interest) 07/30/2018 Date Paid	(1,251)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$998

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arrowroot Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January, 20 19.

Robert Santos, Managing Director/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,490,737
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	-8,828
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,499,565
2e. General Assessment @ .0015	$ 2,249
	(to page 1, line 2.A.)